Filed by SCM Microsystems, Inc.
pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Act of 1934
Subject Company: SCM Microsystems
Filer No. 000-29440
[The following document was sent to the management teams of SCM Microsystems and Hirsch Electronics on December 11, 2008 by Felix Marx, CEO of SCM and Larry Midland, president of Hirsch]
Q&A re Announcement of SCM – Hirsch Merger
December 11, 2008
Rationale for the Merger
1. What is the news?
     SCM Microsystems and Hirsch Electronics Corp. have reached a definitive agreement to merge.
2. Briefly profile the two companies.
o	Hirsch Electronics Corp. has been a top player in the physical security business for more than twenty-five years and helped pioneer the electronic access control market, serving the commercial, industrial, institutional and government markets worldwide.

o	SCM Microsystems is a leading global provider of smart card-based logical access readers, with more than 15 million devices shipped, and has a strong focus on the fast growing contactless technology market.
3. Why did SCM and Hirsch decide to do this merger?
Combining SCM and Hirsch benefits our companies and our customers, employees and stockholders for several reasons:
o	It will transform our combined company into a security industry powerhouse.

o	It roughly doubles the size of each company and gives us greater operational scale and financial solidity.

o	It increases our local resources and our market presence in our key regions.

o	It expands the breadth of our solutions to address the full spectrum of customer needs.

o	Our two company cultures are similar, characterized by a commitment to the customer and a clear focus on innovation, reliability and company integrity.

4. How does the merger complement your position in key markets and regions?
o	Both companies are strong in the U.S. government sector, but have complementary areas of concentration (i.e., Hirsch is focused on physical access and SCM is focused on logical access).

o	Additionally, Hirsch has a strong base in the U.S. commercial market, which provides a strong complement to SCM’s activities.

o	SCM’s strong position in Europe and Asia will provide Hirsch with an opportunity to further expand and diversify its activities in these markets.

o	Both companies gain access to additional distribution channels for their respective offerings.

o	Hirsch will benefit from SCM’s strong OEM relationships — and SCM will benefit from Hirsch’s well-respected brand, systems-level selling model and the Hirsch Professional Services Group for development of customer-specific applications.

o	The merger increases the overall level of resources available for sales, marketing, customer support, engineering and production across target markets and regions.
5. How do your product lines complement each other?
o	Key technologies for both companies are smart cards, smart chip-enabled devices and trusted devices using public key infrastructure (PKI) and certificates.

o	SCM and Hirsch are both involved in all of these technologies, but have complementary rather than overlapping strengths and product lines.
o	SCM has substantial expertise in chip set design and software development, creating components that can be embedded into devices.

o	Hirsch’s expertise is in the design and manufacture of integrated security systems.
o	SCM develops and markets a wide range of smart cards readers and terminals. Hirsch develops and markets systems that incorporate smart card readers and terminals.

o	Hirsch is already the exclusive worldwide distributor of a line of physical access control terminals (readers) developed by SCM for the US Department of Defense.

o	The merger will provide opportunities for SCM and Hirsch to jointly develop new, integrated products and systems that address evolving technologies and market requirements for physical and logical access.

6. How do your customers benefit from this merger?
o	Government and enterprise customers are asking for converged information security and physical access control solutions.

o	This requires a broad set of devices that work together from doors to desktops and provide support for smart cards, biometrics and contactless technologies.

o	The combination of SCM and Hirsch will provide customers with the opportunity to obtain both physical and logical access solutions from a single source.

o	Combined system integration, installation and support capabilities can better meet rapidly evolving customer requirements.
7. Why is SCM acquiring Hirsch, rather than the other way around?
o	While the companies have similar revenues and each bring complementary strengths, SCM’s position as a publicly traded company was felt to be an important asset in the merger.

o	SCM has been public on the US and German markets since 1998, and has in place all the resources and expertise required to support its public listings.

o	Having the public entity acquire the private one provides Hirsch shareholders with the liquidity of publicly traded stock, greater access to capital and higher visibility in the market, particularly in Europe.
Details of the Deal
8. What is the structure of the deal?
Pursuant to the proposed merger, the security holders of Hirsch will receive a combination of SCM common stock, warrants and cash with total consideration based on the price of SCM common stock at the time of closing.
9. What is the value of the transaction?
For each of the approximately 4.7 million Hirsch shares outstanding, Hirsch stockholders will receive $3.00 cash, two shares of SCM common stock, and a warrant to purchase one share of SCM common stock at an exercise price of $3.00.
10. What is the financial profile of Hirsch?
o	Historical financial results for Hirsch will be included in the joint proxy statement that is currently being prepared, which will be filed with the SEC and sent to shareholders in the coming months.

11. What is the process for the transaction?
o	The transaction has already been approved by the boards of both SCM and Hirsch, and it also requires the approval of both companies’ stockholders.

o	The transaction is subject to customary closing conditions, including the filing by SCM of a registration statement on Form S-4 with the Securities and Exchange Commission with respect to the registration of shares of SCM common stock to be issued in the merger, and a declaration of its effectiveness by the SEC.

o	SCM and Hirsch will also prepare and file a joint proxy statement to be sent to stockholders, and this will also include the prospectus for the new shares and warrants that SCM plans to issue as payment for Hirsch.

o	Both companies will then hold stockholder meetings, and following approval of both companies’ stockholders, the merger will become effective.
12. When is the transaction expected to close?
     The transaction is expected to close in the first half of 2009.
13. What happens with the two companies until the transaction is finalized?
During the next few months, as shareholders and regulators review the merger details, both SCM and Hirsch customers can expect business as usual.
14. What documents are available for shareholders to examine and where can they be obtained?
o	Additional details about proposed merger can be found in the 8-K filed by SCM on December 11, which is available on SCM’s website at www.scmmicro.com or on the SEC website at www.sec.gov.

o	SCM and Hirsch are also preparing a joint proxy statement that will be filed with the SEC and sent to each company’s stockholders when available.

o	Any additional information will be filed with the SEC and will be available on the SEC’s website.
Post-merger
15. How will this affect employees?
o	Based on our current outlook, we do not expect to make any significant reductions to staffing levels in either organization. To the contrary, we expect we will add resources in the coming year to fully leverage and benefit from the strengths of both organizations.

o	The product offerings, market coverage and other strengths of SCM and Hirsch are very complementary and there is minimal overlap.

16. How will the company be legally organized?
o	Following the merger, the new company will be called SCM Microsystems and will continue to trade under SCM Microsystems’ name on both the U.S. NASDAQ and the Frankfurt Prime Standard exchanges.

o	Hirsch Electronics will continue to operate as a wholly owned subsidiary and successful brand of SCM Microsystems Inc.

o	Hirsch customers and partners will enjoy business as usual in terms of sales and sales support, orders, technical support, customer service, production, credit and shipping. Any agreements Hirsch has in place with customers and partners continue as they existed prior to the announcement.
17. How will the companies’ products be marketed?
o	SCM and Hirsch products will continue to be marketed under their respective company and brand names.
18. What will be the role of Hirsch management in the new company?
Larry Midland will continue as president of Hirsch Electronics and will be an executive officer of the combined company; he will also join SCM’s board of directors.
Other important information:
THIS COMMUNICATION IS FOR INFORMATION PURPOSES ONLY AND SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES, NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH SUCH SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH JURISDICTION.
SECURITY HOLDERS OF SCM MICROSYSTEMS AND HIRSCH ELECTRONICS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/INFORMATION STATEMENT AND PROSPECTUS, AND OTHER DOCUMENTS FILED WITH THE SEC REGARDING THE PROPOSED MERGER CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
In addition to the documents described above, SCM files annual, quarterly and current reports, proxy statements and other information with the SEC. Security holders will be able to obtain free copies of the Registration Statement and the joint proxy statement/information statement and prospectus (when available) and other documents filed by SCM with the SEC at the SEC’s website at www.sec.gov or at SCM’s website at www.scmmicro.com.
SCM and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from SCM stockholders in respect of the proposed transaction. A description of direct and indirect interests, by security holdings or otherwise, of the directors and executive officers of SCM is set forth in SCM’s proxy statement for its 2008 annual meeting, which was filed with the SEC on April 29, 2008. Additional information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in connection with the proposed merger and a description of their interests will be contained in the definitive joint proxy statement/information statement and prospectus and other relevant materials to be filed with the SEC. Copies of these documents maybe obtained free of charge from the SEC’s website at www.sec.gov or from SCM’s website at www.scmmicro.com.
Forward Looking Statements
This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These include, without limitation, our statements contained above regarding the merger agreement, including potential benefits and synergies of the merger for both companies such as: transforming the combined company into a security industry powerhouse, increased operational scale and financial solidity, increased local resources and market presence, expanded breadth of customer offerings, the ability of SCM and Hirsch to extend and strengthen each other’s geographic and market positions, the opportunity to create new integrated products and technologies, the opportunity for SCM and Hirsch customers to obtain both physical and logical access solutions from a single source, the ability to better meet customer requirements through combined resources, the advantages of a public company listing for Hirsch shareholders; the anticipated closing date of the merger; expectations for adding employees in the combined company; and any statements about the benefits of the business combination transaction and other statements that are not historical facts. These statements involve risks and uncertainties that could cause actual results and events to differ materially, including the future business and financial performance of SCM and Hirsch, the failure of stockholders to approve the transaction, the risk that the businesses will not be integrated successfully; the risk that the synergies from the transaction may not be fully realized or may take longer to realize than expected, disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers, competition and its effect on pricing, spending, third-party relationships and revenues and the possibility that the closing of the merger may be delayed, or that the merger may not close. For a discussion of further risks and uncertainties related to SCM’s business, please refer to our public company reports and the Risk Factors enumerated therein, including our Annual Report on Form 10-K for the year ended December 31, 2007 and subsequent reports, filed with the SEC. SCM undertakes no duty to update any forward-looking statement to reflect any change in SCM’s expectations or any change in events, conditions or circumstances on which any such statements are based.